Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

August 4, 2025

Christopher R. Bellacicco, Senior Counsel

Ken Ellington, Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Stellus Capital Investment Corporation
Registration Statement on Form N-2

Dear Messrs. Bellacicco and Ellington:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on July 16, 2025 and July 17, 2025 regarding the Company’s registration statement on Form N-2 (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on June 23, 2025. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Legal

Prospectus

1.	On the cover page of the Prospectus, please update the disclosure related to the shareholder approval of the issuance of the Company’s stock below the net asset value with the results of the 2025 annual meeting of stockholders.

Response: The Company respectfully advises the Staff that it has updated the disclosure to reflect shareholder’s approval of the issuance of the Company’s stock below the net asset value at the Company’s 2025 annual meeting and the Company’s intention to seek re-approval of this matter at the Company’s 2026 annual meeting.

2.	On page 9 of the Prospectus and in all other references throughout the Prospectus to the Company’s filings incorporated by reference into the Prospectus please include hyperlinks.

Response: The Company acknowledges the Staff’s comment and has added hyperlinks to all documents incorporated by reference into the Prospectus.

3.	On page 15 of the Prospectus, please confirm that the Company will update information for the price range of the Company’s common stock and distributions for the second quarter of 2025 through June 30, 2025.

Response: The Company respectfully advises the Staff that it has updated information for the price range of the Company’s common stock and distributions for the second quarter of 2025 through June 30, 2025. Additionally, the Company has included information for the price range of the Company’s common stock and distributions for the third quarter of 2025 through August 1, 2025.

Christopher R. Bellacicco, Senior Counsel Ken Ellington, Staff Accountant August 4, 2025 Page 2

4.	On page 15 of the Prospectus, please update the footnotes to the price range of common stock and distributions table to include footnote 2.

Response: The Company acknowledges the Staff’s comment and has updated the footnotes to the price range of common stock and distributions table.

5.	On page 16 of the Prospectus, please update the dividends declared table with the dividends paid for the quarter ended March 31, 2025, if the payment date for such dividends has passed.

Response: The Company acknowledges the Staff’s comment and has updated the footnotes to the price range of common stock and distributions table to include the dividends declared by the Company’s Board of Directors on April 4, 2025.

Accounting

Prospectus

1.	Please explain in correspondence why the audit opinion provided by Deloitte does not include the statement that the audit procedures included confirmation of securities at the balance sheet date and describe whether this procedure was completed by the auditor. See section 30(g) of the Investment Company Act of 1940, as amended, and Dear CFO Item 2019-01. Additionally, please confirm and ensure that future audit opinions will include language that states the audit procedures include confirmation of securities.

Response: The Company respectfully advises the Staff that the Independent Registered Public Accounting Firm’s audit procedures included confirmations of securities owned, by correspondence with the custodian, loan agents, and borrowers; when replies were not received, the Independent Registered Public Accounting Firm performed other auditing procedures. The Company confirms that future audit opinions will include language that states the audit procedures include confirmation of securities.

Form 10-K

2.	Please disclose in a footnote to the Schedule of Investments that the value of each investment was determined using significant unobservable inputs as required by Article 12-12 footnote 9 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and confirms that in the future it will include a footnote to the Schedule of Investments that the value of each investment was determined using significant unobservable inputs as required by Article 12-12 footnote 9 of Regulation S-X.

3.	Please confirm in correspondence that the Company’s unfunded commitments are fair valued in accordance with ASC 820.

Response: The Company respectfully advises the Staff that the Company evaluated the fair value of the Company’s unfunded commitments as of December 31, 2024, and determined that the unfunded commitments were not material. The Company undertakes to fair value the unfunded commitments in accordance with ASC 820 in the future.

Christopher R. Bellacicco, Senior Counsel Ken Ellington, Staff Accountant August 4, 2025 Page 3

4.	On page 169 of the Company’s annual report on Form 10-K, as of December 31, 2024, the expense example amount assuming a 5% annual return is the same as the amount assuming a 5% annual return resulting entirely from net realized capital gains. Please explain why these amounts are the same or revise.

Response: The Company acknowledges the Staff’s comment and confirms that the Company will provide a revised example of the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in the Company in the Company’s next quarterly report on the Form 10-Q.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Robert T. Ladd, Stellus Capital Investment Corporation Todd Huskinson, Stellus Capital Investment Corporation